Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
1350 Euclid Ave., Suite 800
Cleveland, OH 44115-1877

www.cohenfund.com

216.649.1700
216.579.0111 *fax*

May 23, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

To whom it may concern:

We have read Item 77K of Form N-SAR, dated May 21, 2013 of Davlin Philanthropic Funds and are in agreement with the statements contained therein.

Very truly yours,

Cohen Fund Audit Services

COHEN FUND AUDIT SERVICES, LTD.
Certified Public Accountants

Davlin Philanthropic Funds
44 River Road, Suite A
Wayland, MA 01778

May 21, 2013

Change In Auditor LetterRegarding Item 77Kof Form N-SAR

(i)On June 27, 2012, the Audit Committee of the Board of Trustees and the full Board of Trustees of Davlin Philanthropic Funds (the "Registrant") appointed BBD, LLP as the Davlin Philanthropic Fund's independent registered public accountantsfor the fiscal year ending March 31, 2013 following notice by Cohen Fund Audit Services, Ltd. ("Cohen") that it has declined to stand for re-election as the Davlin Philanthropic Fund's independent registered public accountants.

(ii)The reports of Cohen on the financialstatements for the fiscal years ended March 31, 2012 and 2011 did not contain any adverseopinion or disclaimer of opinion, nor were theyqualified or modified as to uncertainty, auditscope or accounting principle.

(iii)In connection with the audits for the twomost recent fiscalperiods and through June 27, 2012, there havebeen nodisagreements between the Registrant and Cohen onany matter of accounting principles, financialstatement disclosure, or audit scope, which ifnot resolved to the satisfaction of Cohen wouldhave caused them to make reference to thedisagreement in their report on the financialstatements for such years.

(iv)During the two most recent fiscal periodsand throughJune 27, 2012, there have been no reportableevents (as defined in Regulation S-K Item304(a)(1)(v)).

(v)The Registrant has requested that Cohen furnishit with a letter addressed to the SEC statingwhether or not it agrees with theabove statements. A copy of such letter is or will be filed as Exhibit Q1 to Item 77K.

(vi) During theRegistrant's two most recent fiscal periods andthroughJune 27, 2012 the Registrant did not consultwith BBDwith respect to the application of accountingprinciples to aspecified transaction, either completed orproposed, or the typeof audit opinion that might be rendered on theRegistrants financialstatements, or any other matters or reportableevents as set forth inItems 304(a)(1)(iv) and (v) of Regulation S-K.